# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CytoSorbents Corporation, CIK 0001175151
CUSIP: 23283X206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 305 College Road East, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 550,310; shared voting power 3,448,557; sole dispositive power 550,310; shared dispositive power 3,448,557; aggregate amount beneficially owned 3,998,867 (6.56% of the class)
  Comment: Percentage of class based on (i) 54,679,569 shares of common stock of the issuer outstanding as of November 5, 2024, as reported by the issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 and (ii) 6,250,000 shares being issued from the Rights Offering per the Current Report on Form 8-K filed on January 13, 2025. This assumes the exercise of the 131,578 warrants issued in December 2023, 585,479 Class A warrants, and 585,479 Class B warrants beneficially owned by the Reporting Person.

## Item 1. Issuer
Name of issuer: CytoSorbents Corporation
Address of issuer's principal executive offices: 305 College Road East Princeton, NJ 08540

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
Thomas A. Satterfield, Jr.
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
With respect to the beneficial ownership report for Thomas A. Satterfield, Jr., 51,888 shares of Common Stock, 11,888 shares of Common Stock issuable upon exercise of Class A Warrants, and 11,888 shares of Common Stock issuable upon exercise of Class B Warrants are held jointly with Mr. Satterfield's spouse, Rebecca S. Satterfield;

12,972 shares of Common Stock, 2,972 shares of Common Stock issuable upon exercise of Class A Warrants, and 2,972 shares of Common Stock issuable upon exercise of Class B Warrants are held directly by Mr. Satterfield's spouse, Rebecca S. Satterfield;

464,731 shares of Common Stock, 39,473 shares of Common Stock issuable upon exercise of Warrants, 118,879 shares of Common Stock issuable upon exercise of Class A Warrants, and 118,879 shares of Common Stock issuable upon exercise of Class B Warrants are held by Tomsat Investment & Trading Co., Inc, a corporation wholly owned by Mr. Satterfield and of which he serves as President;

928,318 shares of Common Stock, 92,105 shares of Common Stock issuable upon exercise of Warrants, 178,318 shares of Common Stock issuable upon exercise of Class A Warrants, and 178,318 shares of Common Stock issuable upon exercise of Class B Warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; and

878,318 shares of Common Stock, 178,318 shares of Common Stock issuable upon exercise of Class A Warrants, and 178,318 shares of Common Stock issuable upon exercise of Class B Warrants shares are held by Caldwell Mill Opportunity Fund, LLC which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (01/17/2025)